Exhibit 99.5

WNS (Holdings) Limited	August 21, 2020
Please be advised of the following Depositary’s Notice of Annual General Meeting of Shareholders: Depositary Receipt Information

CUSIP:	92932M101 (DTC Eligible) ADS ISIN: US92932M1018

Country of Incorporation:	Jersey

Meeting Details:	Annual General Meeting

ADS Record Date:	August 20, 2020

Voting Deadline:	September 16, 2020 at 1:00 PM EST

Meeting Date:	September 24, 2020

Meeting Agenda:	The Company’s Notice of Meeting, including the Agenda, is available at the Company’s website:

http://www.wns.com

Ratio (ORD:ADS):	1 : 1

Holders of WNS (Holdings) Limited American Depositary Receipts (ADSs) are hereby notified of an Annual General Meeting of Shareholders of WNS (Holdings) Limited (the “Company”) to be held on September 24, 2020. A copy of the Notice of Meeting from the Company (which includes the agenda) and a copy of the Annual Report on Form 20-F for the financial year ended March 31, 2020, can be found on the following websites at www.wns.com.

You may also obtain a paper copy of the Annual Report, free of charge, by sending a written request to WNS’ registered office at Mourant Governance Services (Jersey) Limited, of 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (MourantGSWNS@mourant.com attention: Michael Lynam telephone 44 01534-676000), or by sending an email to gopi.krishnan@wns.com. In addition, the Annual Report may be accessed through the SEC’s website maintained at http://www.sec.gov/cgi-bin/srch-edgar.

Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled to those voting rights as outlined in the Deposit Agreement between the Company and Deutsche Bank Trust Company Americas, as Depositary (“the Deposit Agreement”).

As soon as practicable after receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix the ADS Record Date in respect of such meeting or solicitation of such consent or proxy. The Depositary shall, if requested by the Company in writing in a timely manner (the Depositary having no obligation to take any further action if the request shall not have been received by the Depositary at least 21 days prior to the date of such vote or meeting), at the Company’s expense and provided no U.S. legal prohibitions exist, mail by ordinary, regular mail delivery or by electronic transmission (if agreed by the Company and the Depositary), unless otherwise agreed in writing by the Company and the Depositary, to Holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxies; (b) a statement that the Holders as of the ADS Record Date will be entitled, subject to any applicable law, the Company’s Memorandum and Articles of Association and the provisions of or governing the Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given.

Upon the timely receipt of written instructions of a Holder of ADSs on the ADS Record Date of voting instructions, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposit Agreement, the Company’s Memorandum and Articles of Association and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities represented by ADSs held by such Holder in accordance with such instructions.

Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting, and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise the Shares or other Deposited Securities represented by ADSs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Securities represented by ADSs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

Notwithstanding the above, save for applicable provisions of Jersey law, and in accordance with Section 5.3 of the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which such vote is cast or the effect of any such vote.

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of ADSs.

Holders and persons and/or entities having a beneficial interest in any ADS (“Beneficial Owners”) are advised that (a) the Depositary has not reviewed the Company’s website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company’s website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

For further information, please contact:

Depositary Receipts

Phone: (800) 749-1873

db@astfinancial.com

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